Exhibit 99.1

ASX Announcement November 30, 2021

Edward F. Greissing Jr joins the AHI Board

Advanced Human Imaging Limited (ASX: AHI) (NASDAQ: AHI) (the “Company”) is pleased to announce the appointment of Mr. Edward F. Greissing Jr as a non-executive director with effect from November 30, 2021, following the closing of the Company’s recent US$10.5 Million U.S. Initial Public Offering (as announced to ASX on November 24, 2021).

Mr Greissing, a resident of Virginia, U.S.A., will chair the Company’s Nominating and Corporate Governance Committee and serve as independent director on the Company’s Audit and Risk Management Committee as well as Compensation Committee.

About Edward F. Greissing Jr.

Mr Greissing is a Senior Fellow with the Milken Institute, and the CEO of Greissing Strategic Advisors. Previously he was the Executive Director for the Centre of Public Health at the Milken Institute. His work with global business and government leaders, investors, philanthropy, NGOs, and academic thought leaders improves health outcomes for individuals and communities everywhere.

Before his time with the Milken Institute, he served as a member of the Executive Committee, Global Leadership Team, and Senior Vice President of Corporate Affairs at Sanofi. During his nearly four decades in the biopharmaceutical industry, Mr. Greissing led a wide range of Public Affairs and Global Corporate Affairs teams, first at the Upjohn Company and Pharmacia and later with Sanofi. His strategic approach to stakeholder management included new product launches and a freshness program for life cycle management resulting in improved patient outcomes, increased shareholder value, positive business results, and externally valued as a desired and trusted business partner.

Previously he served as President and Chief Executive Officer of Red Line Associates, a consulting firm with clients from the biopharmaceutical, device, food service, and financial industries.

Before entering the industry in 1978, Mr. Greissing was on the U.S. Senate Intelligence Committee staff, served in the United States Army, and was a military policeman assigned to the Honor Detail at Fort Myer at Arlington Cemetery. Mr. Greissing earned an A.B. in History from The College of the Holy Cross and an M.A. in Congressional Studies and Politics from The Catholic University of America.

Vlado Bosanac, Chairman and CEO of Advanced Human Imaging, said:

“I am very pleased to have Ed join the board of AHI. His knowledge across the healthcare industry will be invaluable to AHI moving forward, from a commercial and government legislative point of view. One of the key objectives we wish to embrace in the US is government reimbursement and the appropriate entry into payors across the state and federal landscapes. Ed’s diverse knowledge of the legislation and lobbying of such access will be well positioned to articulate AHI’s value proposition ahead of our growth in the US.

Ed is highly respected in the global business communities and bring an endless amount of experience and knowledge across multiple facets of Business, Capital Markets, Health, Government policy and the core needs of the AHI offering.

In addition, as a leader in his respective fields with a breadth of global expertise, and relationships within Government, Institutional, Healthcare and capital markets, Ed will provide world-class guidance to our global offering and already established networks.

Ed’s personal accomplishments as an individual brings enormous personal brand equity and validation to the company and our technology.”

Advanced Human Imaging Limited.

ACN 602 111 115

Postal Address: PO Box 190, South Perth WA 6951 Email: investors@advancedhumanimaging.com

ASX Announcement November 30, 2021

About Advanced Human Imaging:

AHI has developed and patented a proprietary dimensioning technology that enables its users to check, track, and assess their dimensions using only a smartphone both privately and accurately.

Our goal is to assist our partners by empowering their consumers with this capability. This in return gives our partners the ability to assess, assist, and communicate outcomes with their consumers when navigating day to day life. Whether this is a personal journey to better health, understanding the risk associated with their physical condition, tracking the changes they are experiencing through training, dieting, or under medical regimes, or simply wanting to be correctly sized for a garment when shopping online. The AHI technology delivers this seamlessly, privately, and cost-effectively in under one minute.

Our partner benefits from our software as a service pricing solution, that reduces with scale. Integration is made easy with the AHI modular system, based on multiple (SDKs) software development kits, allowing a partner to select the functions, measurements, and displays to suit their individual needs.

AHI has developed this capability by leveraging the power of Computer Vision, Machine Learning, and patented algorithms, to process these images on secure, enterprise-level infrastructure, delivering an end-to-end experience that is unrivalled in the industry. AHI simplifies the collection of measurements and removes the human error present in traditional methods.

For more information please visit: www.advancedhumanimaging.com/

For more information contact:

Vlado Bosanac	Steven Richards
Chief Executive Officer	Chief Financial Officer
Advanced Human Imaging Limited	Advanced Human Imaging Limited
E: admin@advancedhumanimaging.com	E: admin@advancedhumanimaging.com

*This announcement has been approved by the board of Advanced Human Imaging Limited.

Advanced Human Imaging Limited.

ACN 602 111 115

Postal Address: PO Box 190, South Perth WA 6951 Email: investors@advancedhumanimaging.com